SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Companhia Aberta
CNPJ 43.776.517/0001-80
NIRE 35300016831

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with Resolution 44 of the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários), of August 23, 2021, and in continuity with the Material Facts disclosed on April 18, 2024 and June 4, 2024, hereby informs its shareholders and the market in general that, in a meeting held on June 20, 2024, the State Privatization Board (CDPED – Conselho Diretor do Programa Estadual de Desestatização) along with the Management Council of the State Program for Public-Private Partnerships (CGPPP – Conselho Gestor do Programa Estadual de Parcerias Público-Privadas), following the resolutions of April 17, 2024 and June 3, 2024, resolved on the additional terms and conditions applicable to the selection of the Reference Investor, within the scope of the approval of the public offering of shares issued by Sabesp and owned by the State (“Public Offering”).

The full content of the minute of the meeting is available at this link (Portuguese Only)

In addition, CDPED, jointly with CGPPP, decided on the minimum price for the sale of shares in the Public Offering by the State, as well as the minimum coverage as a condition for determining the Selected Reference Investor. Due to the confidential nature of the meeting, the full content of the minute of the meeting will only be disclosed and published after the settlement of the Public Offering.

The Company will keep the market informed of developments regarding the subject of this Material Fact.

São Paulo, June 20, 2024.

Catia Cristina Teixeira Pereira
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 21, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.